Exhibit 99.1

September 25, 2025

TO THE SHAREHOLDERS OF UNITED MARITIME CORPORATION

We are an international shipping company specializing in worldwide seaborne transportation services. Our fleet currently consists of five modern dry bulk vessels, comprising Kamsarmax and Panamax classes, with an aggregate cargo-carrying capacity of 396,297 dwt.

Since our 2024 Annual General Meeting, we have navigated a challenging environment of inflation, muted global growth, and heightened geopolitical uncertainty with resilience and discipline. In the first half of Q2 2025, despite a downturn in dry bulk trade, we remained committed to our shareholder-focused capital return strategy, declaring both our 10th and 11th consecutive quarterly dividends during this period. Since our first public offering in July 2022, we have declared a total cash dividend of $1.65 per common share to our shareholders.

Our fleet modernization strategy continues to advance with the divestment of older vessels, capitalizing on strong second-hand values. These transactions have further enhanced our financial flexibility and positioned us to pursue future opportunities with strength. Our current dry bulk fleet is also well positioned to capture the rising freight market of the transportation of key dry commodities like iron ore, coal, bauxite, grains, etc.

Beyond our dry bulk portfolio, we are also executing on our strategy to invest into sectors with strong fundamentals and long-term growth potential. During 2025, we increased our stake in a newbuilding offshore energy construction vessel. This asset, designed to operate across both the oil and gas and renewable energy sectors, is scheduled for delivery in 2027. With rising demand for energy infrastructure and an aging offshore fleet, we believe this investment places us in an excellent position to capture value from the evolving energy transition.

We warmly invite you to attend the Annual Meeting of the shareholders of United Maritime Corporation, which will be held at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, on October 30, 2025, at 5:00 p.m. local time. Your voice and participation are integral to our collective future. At the meeting, our shareholders will consider and vote upon proposals to re-elect Mr. Stamatios Tsantanis as Class C Director, to ratify the appointment of our independent auditors, Ernst & Young (Hellas) Certified Auditors Accountants S.A., for the fiscal year ending December 31, 2025, and to reinstate the Company’s previous authorization to have the option to conduct one or more reverse stock splits of the Company’s common shares. The Company does not have any immediate plans to conduct any reverse stock splits. These proposals are described in detail in the proxy materials.

We are using the internet as our primary means of furnishing proxy materials to shareholders. Accordingly, you will not receive paper copies of our proxy materials unless requested. Instead, we have mailed the enclosed notice with instructions for accessing the proxy materials and voting via the internet, along with information on how to obtain paper copies if desired. Opting to receive these materials electronically, saves costs and reduces our environmental impact, demonstrating our commitment to sustainability.

You are cordially invited to attend the meeting in person. Alternatively, you may vote via the internet, by telephone, or, if you receive a paper proxy card in the mail, by mailing the completed card. Your vote is very important to us. Whether or not you plan to attend, please take a moment to review the proxy materials and vote as soon as possible to ensure that your shares will be represented at the meeting.

We deeply appreciate your trust and investment in United Maritime Corporation. As we continue navigating toward future growth, we are confident that our prudent strategies and market positioning will deliver lasting value. On behalf of our management and directors, thank you for your continued support and confidence.

Very truly yours,
Stamatios Tsantanis
Chairman & Chief Executive Officer

154 Vouliagmenis Avenue, 16674 Glyfada, Greece
Tel: +30 2130181507 – e-mail: info@usea.gr – www.unitedmaritime.gr

UNITED MARITIME CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 25, 2025

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock and holders of Series B preferred shares (collectively, the “Shareholders”) of United Maritime Corporation (the “Company”) will be held on October 30, 2025 at 5:00 p.m. local time, at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece (the “Meeting”) for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying proxy statement for the Meeting (the “Proxy Statement”):

1.	To elect Mr. Stamatios Tsantanis, as Class C Director to serve until the 2028 Annual Meeting of Shareholders (“Proposal One”);

2.
To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal Two”); and

3.
To reinstate the Company’s previous authorization to have the option to conduct one or more reverse stock splits of the Company’s issued and outstanding common stock, by a cumulative exchange ratio of between one-for-two and one-for-five hundred, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors in its sole discretion and to approve the related amendment to the Company’s Amended and Restated Articles of Incorporation, a form of which is attached to the Proxy Statement as Exhibit A. (“Proposal Three”).

The board of directors of the Company (the “Board”) recommends that you vote FOR each of Proposal One, Proposal Two and Proposal Three.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by the holders of shares of the Company’s common stock and Series B preferred shares entitled to vote thereon. Adoption of Proposal Three requires the affirmative vote of a majority of the voting power of all shares of the Company’s common stock and Series B preferred shares issued and outstanding and entitled to vote thereon.

The Board has fixed the close of business on September 16, 2025 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof. All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 16, 2025.

If you attend the Meeting, you may vote your shares in person, even if you have previously voted by proxy. If your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of shares of common stock should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

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IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS NOTICE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. YOUR SIGNED PROXY WILL BE VOTED IN THE MANNER DIRECTED IN THE PROXY. ANY SIGNED PROXY RETURNED WITHOUT DIRECTION AS TO ONE OR MORE PROPOSALS WILL BE VOTED TO THE EXTENT NO DIRECTION IS GIVEN IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

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Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held on October 30, 2025

This Notice presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all information contained in the proxy materials before voting.

You may access the following proxy materials at www.proxyvote.com:

•	this Notice of Annual Meeting of Shareholders;
•	the accompanying letter from our Chairman and Chief Executive Officer; and
•	the Proxy Statement.

If you want to receive a paper or e-mail copy of these documents, you must request one by sending an e-mail to sendmaterial@proxyvote.com, calling +1-800-579-1639, or by making a request online at www.proxyvote.com. There is no charge to you for requesting a copy. Please make your request for a copy on or before October 16, 2025 to facilitate timely delivery. If you request printed versions of these materials by mail, these materials will also include the proxy card or voting instructions form for the Meeting.

Voting by internet. To vote your proxy via the internet, please go to www.proxyvote.com. Follow the steps outlined on the secure website. Validation information is provided in the notice card accompanying this Notice. Proxies submitted via the internet must be received by 11:59 PM Eastern Time on October 29, 2025.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the letter from our Chairman and Chief Executive Officer, Notice of Meeting, and Proxy Statement electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials electronically, then prior to next year’s Shareholders’ meeting you will receive notification when the proxy materials to Shareholders are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatios Tsantanis

Chairman & Chief Executive Officer

September 25, 2025
Glyfada, Greece

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UNITED MARITIME CORPORATION

154 VOULIAGMENIS AVENUE
16674 GLYFADA
GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 30, 2025

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of United Maritime Corporation, a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece on October 30, 2025 at 5:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy were made available to holders of shares of common stock and holders of Series B preferred shares of the Company entitled to vote at the Meeting (collectively, the “Shareholders”) beginning on or about September 25, 2025.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 16, 2025 (the “Record Date”), the Company had issued and outstanding 9,171,302 shares of common stock, par value $0.0001 per share (the “Common Shares”) and 40,000 Series B preferred shares, par value $0.0001 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Preferred Share then held provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.

All Shareholders must present a form of personal official government-issued photo identification in order to be admitted to the Meeting. In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 16, 2025.

One or more Shareholders present in person or by proxy at the Meeting, representing one-third of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting. The Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the enclosed proxy.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “USEA”.

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of Common Shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Why am I receiving these proxy materials?

The proxy materials include our Notice of Annual Meeting of Shareholders, the accompanying letter from our Chairman and Chief Executive Officer and this Proxy Statement (the “Proxy Statement”). If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instructions form for the Meeting. The Board has made these materials available to you in connection with the solicitation of proxies by the Board. The proxies will be used at the Meeting or any adjournment or postponement thereof. We made these materials available to Shareholders beginning on or about September 25, 2025.

Our Shareholders are invited to attend the Meeting and vote on the proposals described in this Proxy Statement. However, you do not need to attend the Meeting to vote your Shares. Instead, you may vote by completing, signing, dating and returning a proxy card or by executing a proxy via the internet or by telephone.

How can I access the proxy materials on the Internet?

We are using the internet as the primary means of furnishing this Proxy Statement. Accordingly, Shareholders will not receive paper copies of the Proxy Statement unless they have requested them. We instead sent Shareholders our Notice of Annual Meeting of Shareholders (the “Notice”), which includes instructions (i) for accessing via the internet the Proxy Statement and (ii) for voting via the internet. The Notice was mailed on or about September 25, 2025. The Notice also provides information on how Shareholders may obtain paper copies of the Proxy Statement if they so choose. Additionally, you may access the Proxy Statement at www.proxyvote.com.

The Notice also provides you with instructions regarding how to instruct us to send future proxy materials to you electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Who can vote?

Only Shareholders of record at the close of business on the Record Date, which is September 16, 2025, may vote, either in person or by proxy, at the Meeting. On the Record Date, we had 9,171,302 Common Shares issued and outstanding and 40,000 Preferred Shares issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held on the Record Date. Holders of Preferred Shares are entitled to 25,000 votes for each Preferred Share held on the Record Date, provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.

How do I know if I am a beneficial owner of shares?

If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, you are considered the beneficial owner of shares held in “street name”, and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a “voting instructions form”.

What am I voting on?

You will be voting on each of the following:

1.	To elect one Class C Director to serve until the 2028 Annual Meeting of Shareholders (“Proposal One”);

2.
To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal Two”); and

3.
To reinstate the Company’s previous authorization to have the option to conduct one or more reverse stock splits of the Company’s issued and outstanding common stock, by a cumulative exchange ratio of between one-for-two and one-for-five hundred, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors in its sole discretion and to approve the related amendment to the Company’s Amended and Restated Articles of Incorporation, a form of which is attached to the Proxy Statement as Exhibit A. (“Proposal Three”).

As of the date of this Proxy Statement, the Board knows of no other matters that will be brought before the Meeting. If you return your signed and completed proxy card or vote by telephone or over the internet and other matters are properly presented at the Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.

What vote is required to adopt each of the proposals?

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. This means that the nominee receiving the highest number of “FOR” votes will be elected as Class C director. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will not affect the vote on Proposal One.

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal Two.

Adoption of Proposal Three requires the affirmative vote of a majority of the voting power of all Shares issued and outstanding and entitled to vote thereon. Abstentions and “broker non-votes” will have the effect of a vote AGAINST approval of Proposal Three.

How do I vote?

You may vote using one of the following methods:

•	Over the internet. If you have access to the internet, we encourage you to vote in this manner. Refer to your Notice for instructions on voting via the internet and carefully follow the directions.

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By telephone. You may vote by telephone by calling the toll-free number referenced on your Notice and following the recorded instructions. Refer to the notice card accompanying your Notice for validation information. Instructions to vote by telephone are also listed on your proxy card or the voting instructions form.

•
By mail. For those Shareholders who request to receive a paper proxy card or voting instructions form in the mail, you may complete, sign and return the proxy card or voting instructions form by mail using the post-paid envelope provided.

•
In person at the Meeting. All Shareholders of record on the Record Date, which is the close of business on September 16, 2025, may vote in person at the Meeting. If you are a beneficial owner of shares (i.e., your shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Meeting. Even if you plan to be present at the Meeting, we encourage you to vote your Shares prior to the Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.

Instructions for voting via the internet, by telephone or by mail are also set forth on the proxy card or voting instructions form. Please follow the directions on these materials carefully.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Meeting. You may do this by using one of the following methods:

•	voting again by telephone or over the internet by 11:59 PM Eastern Time on October 29, 2025;

•	giving timely written notice to the Secretary of our Company;

•	delivering a timely later-dated proxy; or

•	voting in person at the Meeting.

If you hold Common Shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Meeting.

How many votes must be present to hold the Meeting?

In order for us to conduct the Meeting, the Shareholders representing at least one-third of the shares issued and outstanding and entitled to vote at the Meeting as of the Record Date must be present at the Meeting in person or by proxy. This is referred to as a quorum. Abstentions and broker “non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Meeting.  Your shares will be counted as present at the Meeting if you do one of the following:

•	vote via the internet or by telephone;

•	return a properly executed proxy by mail (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

Even if a quorum is not present at the Meeting, a majority of the total number of votes represented by those Shares present, in person or by proxy, at the Annual Meeting will have the power to adjourn the meeting.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Meeting, unless a new record date for the Meeting is set.

What if I return my proxy but do not provide voting instructions?

If you hold your Shares directly in your own name, and you sign and return your proxy card, or vote by telephone or over the internet, but do not include voting instructions as to one or more proposals, your proxy will be voted to the extent no instructions are included as the Board recommends on each proposal.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our current directors and executive officers. Members of our Board are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 16674 Glyfada, Greece.

Name	Age	Position	Director Class
Stamatios Tsantanis	53	Chairman, Chief Executive Officer & Director	C (term expires in 2025)
Stavros Gyftakis	46	Chief Financial Officer & Director	B (term expires in 2027)
Christina Anagnostara	54	Director*	A (term expires in 2026)
Ioannis Kartsonas	53	Director*	A (term expires in 2026)
Dimitrios Kostopoulos	50	Director*	B (term expires in 2027)

*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.

Stamatios Tsantanis is our founder and the Chairman, Chief Executive Officer and a member of our Board. Mr. Tsantanis is currently the Chairman of the board of directors and the Chief Executive Officer of Seanergy Maritime Holdings Corp. (Nasdaq: SHIP, “Seanergy”), serving in the role since October 2012 and has led Seanergy’s significant growth to a prominent Capesize dry bulk company with a cargo carrying capacity of approximately 3.6 million dwt. Mr. Tsantanis also served as Seanergy’s Interim Chief Financial Officer from November 2013 until October 2018. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions. He was formerly an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET) and is a fellow of the Institute of Chartered Shipbrokers. Mr. Tsantanis is a frequent speaker at major shipping conferences worldwide and also a regular guest lecturer at leading international academic institutions in the maritime sector.

Stavros Gyftakis is our Chief Financial Officer and a member of our Board. Mr. Gyftakis is also Seanergy’s Chief Financial Officer and has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. He has more than 19 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining Seanergy, he was a Senior Vice President on the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction and holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara is a member of our Board, Chairman of the Company’s Audit Committee and member of the Company’s Nominating Committee. Ms. Anagnostara is also a member of the board of directors of Seanergy, and between 2008 to 2013 she served as Seanergy’s Chief Financial Officer. She has more than 27 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining the Company, she served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since 2017 she has been a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant.

Ioannis Kartsonas is a member of our Board, the Chairman and a member of the Company’s Compensation Committee and a member of the Company’s Nominating Committee. Mr. Kartsonas is also a member of the board of directors of Seanergy and the Principal and Managing Partner of Breakwave Advisors LLC, a commodity-focused advisory firm based in New York. Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

Dimitrios Kostopoulos is a member of our Board and a member of the Company’s Audit and Compensation Committees. Mr. Kostopoulos is the Chief Executive Officer of Alpha Finance S.A., the brokerage arm of Alpha Bank Group, a leading Group of the financial sector in Greece. He has more than 20 years of experience in the financial services industry. Prior to assuming his position in Alpha Finance, he served as Head of Investor Relations for the Alpha Bank Group for more than 10 years, with a focus on the institutional shareholding base of the bank. During his tenure, he was actively engaged in all the significant capital raisings that Alpha Bank Group successfully concluded in the Equity and Debt Capital markets. Prior to this, Mr. Kostopoulos served as Fund Manager in Alpha Asset Management M.F.M.C. and he has also held positions in the Private Banking and Treasury units of the Group. Mr. Kostopoulos holds a Master of Science (MSc) in Shipping Trade & Finance from Bayes Business School (formerly known as Cass Business School) of City University in London.

No family relationships exist among any of the directors and executive officers.

PROPOSAL ONE - ELECTION OF DIRECTOR

The Board consists of five directorships divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, as amended to date, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.

The Board has nominated Mr. Stamatios Tsantanis, being the sole Class C Director, for re-election as director whose term will expire at the 2028 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person or persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the person or persons named in the accompanying proxy will vote for the election of such substitute(s) nominee(s) as the current Board may recommend.

Nominee for Election to the Board

Information concerning the nominees for director of the Company is set forth below:

Name	Position	Director Since	Age
Stamatios Tsantanis	Class C Director	2022	53

Stamatios Tsantanis is our founder and the Chairman, Chief Executive Officer and a member of our Board. Mr. Tsantanis is currently the Chairman of the board of directors and the Chief Executive Officer of Seanergy Maritime Holdings Corp. (Nasdaq: SHIP, “Seanergy”), serving in the role since October 2012 and has led Seanergy’s significant growth to a prominent Capesize dry bulk company with a cargo carrying capacity of approximately 3.6 million dwt. Mr. Tsantanis also served as Seanergy’s Interim Chief Financial Officer from November 2013 until October 2018. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions. He was formerly an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET) and is a fellow of the Institute of Chartered Shipbrokers. Mr. Tsantanis is a frequent speaker at major shipping conferences worldwide and also a regular guest lecturer at leading international academic institutions in the maritime sector.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting.

Effect of Abstentions, “Withhold” Votes and Broker Non-Votes. Abstentions, “WITHHOLD” votes and any broker “non-votes” will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2025.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor did the firm had any such interest in connection with the Company or its predecessor during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. TO SERVE AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO PERMIT ONE OR MORE REVERSE SPLITS OF THE COMMON SHARES

Purpose and Background of the Reverse Split

The purpose of any reverse stock split is to increase, if deemed advisable by the Board, the per share trading price of the Common Shares. From the effective date of our spin off until July 5, 2025 there was a shareholder authorization to permit one or more reverse stock splits of the shares of the Company’s common stock issued and outstanding at the time of the reverse split at a cumulative exchange ratio of between one-for-two and one-for-five hundred, with the Board to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios. A vote FOR Proposal Three will ensure that the Board retains its current flexibility. The Company does not have any immediate plans to conduct any reverse stock splits.

General

The Board has approved and is hereby soliciting shareholder approval of an amendment to Article Four of the Company’s Amended and Restated Articles of Incorporation to reinstate the Company’s previous authorization to have the option to conduct one or more reverse stock splits of the Company’s issued and outstanding Common Shares at a cumulative exchange ratio of between one-for-two and one-for-five hundred (the “Amendment”). A vote FOR Proposal Three will constitute approval of the Amendment providing for the combination of any number of the Company’s issued and outstanding Common Shares between and including two and five hundred into one Common Share and will grant the Board the authority to determine whether to implement a reverse stock split and, if so, the timing and to select which of the approved exchange ratios within that range will be implemented; provided that any such reverse stock split or splits are implemented prior to the third anniversary of the Meeting. If the Shareholders approve Proposal Three, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select a reverse stock split ratio within the approved range and effect one or more of the approved reverse stock splits by filing Amendments with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment. The Amendments will not change the number of authorized shares that the Company may issue or the par value of the Common Shares.

The Board believes that the Shareholders’ approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with the required flexibility to achieve the purposes of a reverse stock split. If the Shareholders approve Proposal Three, the reserve stock splits will be effected, if at all, only upon a determination by the Board that a reverse stock split is in the Company’s and the Shareholders’ best interests at that time. In connection with any determination to effect a reverse stock split, the Board will set the time for such a split and select a specific exchange ratio within the range. These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.

The Amendment will be, by its terms, effective as of the fifth business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine. The form of the proposed amendment to Article Four of the Company’s Amended and Restated Articles of Incorporation is attached to this proxy statement as Exhibit A.

The Board reserves its right to elect not to proceed, and to abandon, any reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its Shareholders.

The Board intends to effect one or more proposed reverse stock splits only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its Shareholders.

The Company believes that a number of institutional investors and investment funds may be reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By having the option to effect one or more reverse stock splits, the Company believes it may be able to raise its Common Share price to a level where its Common Shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate this concern.

In addition, the NASDAQ Capital Market has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that the Common Shares have a minimum bid price that is greater than or equal to $1.00 per share, and if the Company fails to maintain such $1.00 minimum bid price for a period of 30 consecutive business days, under NASDAQ rules, the Company would have to regain compliance during the applicable grace period. The Company believes that effecting one or more reverse stock splits may help stabilize the price of the Common Shares to avoid or to cure a loss of compliance with the listing requirement.

The combination of the above factors could have the effect of improving the trading liquidity of the Common Shares.

There can be no assurance that a reverse stock split, if implemented, would achieve any of the desired results. There also can be no assurance that the price per share of the Common Shares immediately after a reverse stock split, if implemented, would increase proportionately with the reverse stock split, or that any increase would be sustained for any period of time.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of a reverse stock split, the Shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how the Shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a Shareholder until such Shareholder has surrendered such Shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a Shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of Common Shares held following a reverse stock split.

Upon a reverse stock split, the Company intends to treat shares held by the Shareholders in “street name” through a bank, broker or other nominee in the same manner as registered Shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name”. However, these banks, brokers or other nominees may have different procedures from those that apply to registered Shareholders for processing a reverse stock split and making payment for fractional shares. If Shareholders hold shares with a bank, broker or other nominee and has any questions in this regard, they are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with a reverse stock split.  Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the Shareholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Capital Market on the last trading day prior to the effective date of the stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Required Vote. Adoption of Proposal Three requires the affirmative vote of a majority of the voting power of all Shares issued and outstanding and entitled to vote thereon.

Effect of abstentions. Abstentions will have the effect of a vote AGAINST approval of Proposal Three.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REVERSE SPLIT OF THE COMMON SHARES AND THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

Exhibit A

If Proposal Three is adopted by the affirmative vote of a majority of the voting power of all shares of the Company’s common stock and Series B preferred shares issued and outstanding and entitled to vote at the meeting, Article Fourth of the Company’s Amended and Restated Articles of Incorporation will be amended to include the following language in order to give effect to the reverse split of the Company’s Common Stock.

“Effective with the commencement of business on [___________] [the fifth business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Company has effected a [whole number between 2 and 500 to be determined at the sole discretion of the Board] to 1 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued and outstanding shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares. The reverse stock split shall not change the number of registered shares of common stock the Company is authorized to issue or the par value of the common stock. The stated capital of the Company is hereby reduced from $__________ to $__________ as adjusted for the cancellation of the fractional shares and the amount of $___________ as adjusted for the cancellation of fractional shares is allocated to surplus”.

 Signature [PLEASE SIGN WITHIN BOX]  Date  Signature (Joint Owners)  Date  TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  KEEP THIS PORTION FOR YOUR RECORDS  DETACH AND RETURN THIS PORTION ONLY  THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.  V79865-Z91250  For Against Abstain  ! !  ! ! !  ! ! !  Yes  No  * To elect one Class C Director to serve until the 2028 Annual Meeting of Shareholders  To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2025.  To reinstate the Company’s previous authorization to have the option to conduct one or more reverse stock splits of the Company’s common stock and to approve the related amendment to the Company’s Amended and Restated Articles of Incorporation, as described in the proxy statement.  Note: Please sign exactly as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.  1. Election of Director *  1a. Stamatios Tsantanis  UNITED MARITIME CORPORATION  The Board of Directors recommends a vote FOR the nominee listed in Proposal 1, FOR Proposal 2 and FOR Proposal 3.  Please indicate if you plan to attend this meeting.  For  Withhold  ! !  SCAN TO  VIEW MATERIALS & VOTE    UNITED MARITIME CORPORATION 154 VOULIAGMENIS AVENUE  16674 GLYFADA, GREECE  VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above  Use the Internet to transmit your voting instructions and for electronic delivery of information by 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.  ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS  If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements and proxy cards electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.  VOTE BY PHONE - 1-800-690-6903  Use any touch-tone telephone to transmit your voting instructions by 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.  VOTE BY MAIL  Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

 V79866-Z91250  THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS OF UNITED MARITIME CORPORATION  TO BE HELD ON OCTOBER 30, 2025  Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:  The Notice and Proxy Statement and the CEO Letter are available at www.proxyvote.com.  PROXY  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF  UNITED MARITIME CORPORATION  The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Annual Meeting of Shareholders, the terms of which are incorporated herein by reference.  The undersigned hereby appoints Mr. Stavros Gyftakis and Ms. Theodora Mitropetrou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of United Maritime Corporation’s common or preferred stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of the Shareholders of United Maritime Corporation to be held on October 30, 2025 or any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.  WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, BUT THE CARD IS SIGNED, WILL BE VOTED "FOR" THE PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.  (Continued, and to be marked and signed, on the other side)      FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED